UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                             (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. 9)*


                            TELOS CORPORATION
______________________________________________________________________________
                            (Name of Issuer)


         12% Cumulative Exchangeable Redeemable Preferred Stock
______________________________________________________________________________
                     (Title of Class of Securities)


                               87969B 20 0
______________________________________________________________________________
                             (CUSIP Number)


                            Timothy G. Ewing
                           Ewing and Partners
                       4514 Cole Avenue, Suite 808
                           Dallas, Texas 75205
                             (214) 522-2100
______________________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                             March 17, 2005
______________________________________________________________________________
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13D).


                             Page 1 of 9 Pages

CUSIP NO. 87969B 20 0                13D/A                   Page 2 of 9 Pages


______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Value Partners, Ltd.
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ]
                                                    (b) [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     Not applicable

______________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not applicable
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
______________________________________________________________________________
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     561,317
______________________________________________________________________________
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     0
______________________________________________________________________________
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     561,317
______________________________________________________________________________
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     0
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     561,317
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.6%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     PN
______________________________________________________________________________

CUSIP NO. 87969B 20 0                13D/A                   Page 3 of 9 Pages


______________________________________________________________________________

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Ewing & Partners
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ]
                                                    (b) [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     Not applicable

______________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not applicable
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
______________________________________________________________________________
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     0
______________________________________________________________________________
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     561,317
______________________________________________________________________________
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     0
______________________________________________________________________________
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     561,317
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     561,317
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.6%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     PN
______________________________________________________________________________

CUSIP NO. 87969B 20 0                13D/A                   Page 4 of 9 Pages


______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Timothy G. Ewing
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ]
                                                    (b) [ ]
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     Not applicable
______________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     Not applicable
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
______________________________________________________________________________
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
     0
______________________________________________________________________________
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     561,317
______________________________________________________________________________
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
     0
______________________________________________________________________________
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
     561,317
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     561,317
______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.6%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     IN
______________________________________________________________________________

CUSIP NO. 87969B 20 0                13D/A                   Page 5 of 9 Pages


                       AMENDMENT NO. 9 to SCHEDULE 13D

     This amendment ("Amendment No. 9") amends the Schedule 13D (the "Schedule"), and Amendment No. 1 to the Schedule ("Amendment No. 1"),
Amendment No. 2 to the Schedule ("Amendment No. 2"), Amendment No. 3 to the Schedule ("Amendment No. 3"), Amendment No. 4 to the Schedule ("Amendment No. 4"), Amendment No. 5 to the Schedule ("Amendment No. 5"), Amendment No. 6 to the Schedule ("Amendment No. 6"), Amendment No. 7 to the Schedule ("Amendment No. 7") and Amendment No. 8 to the Schedule ("Amendment No. 8") filed by Value Partners, Ltd. ("VP"), Ewing & Partners ("E&P") (or its predecessor, Fisher Ewing Partners) and Timothy G. Ewing with the Securities and Exchange Commission on November 13, 1995, February 15, 1996, May 13, 1996, November 6, 1996, December 24, 1996, April 2, 1997, April 27, 1998, April 28, 1998 and
August 14, 1998, respectively, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the "Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). (The Schedule and Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and this Amendment No. 9 are collectively referred to herein as the "Schedule" where the context so permits.) All defined terms refer to terms defined herein, in the Schedule and in Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 and 8. Notwithstanding this Amendment No. 9, the Schedule and Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 speak as of their respective dates. The Schedule and Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 are amended only to the extent set forth below:

Item 2.  Identity and Background

     Subsections (a)-(c) of Item 2. Identity and Background appearing in the Schedule are amended and revised to read in their entirety to read as follows:

     (a)-(c) This Amendment No. 9 is filed by (i) Value Partners, Ltd. ("VP"), a Texas limited partnership, (ii) Ewing & Partners (formerly known as Fisher Ewing Partners) ("E&P"), a Texas general partnership and the general partner of VP, and (iii) Timothy G. Ewing, a general partner of E&P. Mr. Ewing, E&P and VP are collectively referred to herein as the "Reporting Persons." In addition, Ewing Asset Management, LLC, a Texas limited liability company ("EAM"), is a general partner of E&P. EAM is controlled by Mr. Ewing.

     The principal place of business for Mr. Ewing, EAM, E&P and VP is currently 4514 Cole Avenue, Suite 808, Dallas, Texas 75205.

     The present principal occupation or employment of Mr. Ewing is managing general partner of E&P and of certain other private investment partnerships, including Endurance Partners L.P. and Endurance Partners (Q.P.) L.P. (the "Endurance Partnerships"). The principal business of EAM is acting as a general partner of E&P and Endurance General Partners, L.P., which is the general partner of the Endurance Partnerships. The principal business of E&P is the management of VP and the Endurance Partnerships. The principal business of VP is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

CUSIP NO. 87969B 20 0                13D/A                   Page 6 of 9 Pages



Item 4.  Purpose of Transaction

     Item 4. Purpose of Transaction appearing in the Schedule is amended and revised to read in its entirety as follows:

     The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP and E&P is for investment. The shares reported on this Schedule were not acquired with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors to the Board of Directors of the Issuer if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The two directors that may be elected by the holders of the Exchangeable Preferred Stock constitute a minority of the total Board of Directors of the Issuer, which results in the holders of the Exchangeable Preferred Stock being unable to exercise control over the Issuer.

     The Issuer's Form 10-Q for the quarterly period ended March 31, 1998 stated that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal years 1992 through 1997. Consequently, VP and E&P were of the belief that, pursuant to the terms of the Issuer's amended and restated articles of incorporation, there were two vacancies on the Board of Directors of the Issuer, constituting the "Class D" directors, who may be elected exclusively by the holders of the Exchangeable Preferred Stock.

     As described in Amendment No. 6, the Issuer was ordered by the United States District Court for the Eastern District of Virginia, Alexandria Division (the "Court"), to hold a special meeting ("Special Meeting") of the holders of the Exchangeable Preferred Stock for the purpose of electing the two Class D directors. At a Special Meeting held on July 31, 1998, the two Class D directors nominated by VP, Julio E. Heurtematte, Jr. and Malcolm M.B. Sterrett, were elected as directors of the Issuer.

     VP spent approximately $200,000 in its efforts to require that the Issuer hold a Special Meeting and elect the Class D directors. VP did not obtain reimbursement from the Issuer or any other holder of the Exchangeable Preferred Stock.

     Mr. Heurtematte resigned from the Issuer's Board of Directors in 1999 and was replaced by John C. Boland, who was appointed to the Board of Directors on December 17, 1999 as a Class D director. At the annual meeting of stockholders held on November 6, 2001, Geoffrey Baker and Malcolm Sterrett were elected as Class D directors. The Class D directors are elected annually, and VP has submitted nominations for the Class D directors each year. The current Class D directors were nominated by VP.

     While VP and E&P intend to exercise their rights as stockholders, except as set forth herein, none of VP, E&P or Mr. Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in

CUSIP NO. 87969B 20 0                13D/A                   Page 7 of 9 Pages



the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     The Reporting Persons have proposed a recapitalization of the Issuer, with the general terms providing for the following: (1) the issuance of additional common stock by the Issuer, a portion of which VP would be willing to commit to purchase; (2) the Issuer's use of the proceeds from the sale of the common stock to retire the outstanding senior subordinated notes at their face amount with no prepayment penalty; (3) the conversion of the Exchangeable Preferred Stock for common stock; (4) the appointment of a new director acceptable to the persons who purchase the common stock in clause (1) above, bringing the size of the Board to nine members; (5) the registration of the common stock under the Securities Act of 1933; and (6) the adoption of a new stock option plan for management.

     The Reporting Persons note that the Issuer had a total stockholders' deficit of $82.6 million at September 30, 2004. The Issuer has appointed a committee of independent directors to consider any and all proposals and alternatives with respect to the possible restructuring of the capital stock of the Issuer.

     The Reporting Persons have had and intend to have discussions with other holders of the Issuer's securities from time to time with respect to the Issuer, its operations and prospects, and general corporate governance matters. The Reporting Persons may in the future elect to form a group with one or more other holders of the Issuer's securities if deemed necessary to (1) effectuate appropriate changes in the manner in which the Issuer conducts its business,
(2) make the Board of Directors more responsive to stockholder concerns, or
(3) facilitate a recapitalization of the Issuer.

     The Reporting Persons have had discussions from time to time with the Class D directors, who were previously nominated by VP, as well as other directors and management of the Issuer. However, the Class D directors act independently of the Reporting Persons.

     Notwithstanding the above, the Reporting Persons may vote the Exchangeable Preferred Stock as permitted by the Issuer's governing corporate documents. In addition, the Reporting Persons may exercise any or all rights available to holders of the Exchangeable Preferred Stock. In the future, the Reporting Persons may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer) or may determine to sell shares of the Issuer's Exchangeable Preferred Stock. Any such determination will depend on a number

CUSIP NO. 87969B 20 0                13D/A                   Page 8 of 9 Pages



of factors, including market prices, the Issuer's prospects, VP's or E&P's capital requirements, and alternative investments.

Item 5.  Interest in Securities of the Issuer.

     (a) According to the Issuer's Report on Form 10-Q for the quarter ended September 30, 2004, a total of 3,185,586 shares of Exchangeable Preferred Stock were issued and outstanding as of September 30, 2004. As of March 17, 2005, VP beneficially owns 561,317 shares of Exchangeable Preferred Stock, representing 17.6% of the issued and outstanding Exchangeable Preferred Stock.

     (b) VP has the sole power to vote and dispose of the Exchangeable Preferred Stock beneficially owned by it. VP does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Exchangeable Preferred Stock owned by it. E&P, EAM and Mr. Ewing do not directly own any shares of Exchangeable Preferred Stock of the Issuer. However, E&P, as a general partner of VP, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with VP to vote or direct the vote of, and the shared owner with VP to dispose of or to direct the disposition of, the Exchangeable Preferred Stock owned by VP. Mr. Ewing, as a general partner and the Managing Partner of E&P, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with VP to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Exchangeable Preferred Stock owned by VP. Although EAM holds a 1% general partner interest in E&P, EAM does not have any shared voting or dispositive power over the Exchangeable Preferred Stock owned by VP, as the general partnership agreement for E&P gives such power solely to Mr. Ewing as the Managing Partner of E&P.

     (c) On March 17, 2005, VP sold 153,000 shares of Exchangeable Preferred Stock through a broker at a price of $5.85 per share, less a broker's commission.

     (d) E&P and Mr. Ewing may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Exchangeable Preferred Stock owned by VP.

     (e)  Not applicable.

CUSIP NO. 87969B 20 0                13D/A                   Page 9 of 9 Pages


                                 SIGNATURES



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 9 to the Schedule 13D is true, complete and correct.

                                   VALUE PARTNERS, LTD.



                                   By:   Ewing & Partners as General Partner


Date:   March 24, 2005             By: /s/ Timothy G. Ewing
                                       -----------------------------------
                                       Timothy G. Ewing, General Partner



                                   EWING & PARTNERS


Date:   March 24, 2005             By: /s/ Timothy G. Ewing
                                       -----------------------------------
                                       Timothy G. Ewing, General Partner




Date:   March 24, 2005             /s/ Timothy G. Ewing
                                   ---------------------------------------
                                   Timothy G. Ewing